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sgandhi@sidley.com (212) 839-5684	FOUNDED 1866
October 10, 2007
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE — Mail Stop 3561
Washington, D.C. 20549

Re:	NRDC Acquisition Corp. Registration Statement on Form S-1 File No. 333-144871
Dear Mr. Reynolds:
     On behalf of our client, NRDC Acquisition Corp., a Delaware corporation (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) are four (4) copies of Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-144871, of the Registrant (as amended, the “Registration Statement”), two (2) of which are marked to show changes to the Registration Statement filed on September 27, 2007. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated October 4, 2007 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate.
     Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the unmarked version of the Registration Statement as submitted on the date of this letter.
General
1.	Please add disclosure addressing the last two sentences of comment one of our previous letter dated September 27, 2007. The revised disclosure simply indicates that the opinion will be included in the proxy statement.

The Registrant has revised the disclosure in the Registration Statement on pages 35 and 62 to comply with the Staff’s comment.
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. John Reynolds
October 10, 2007

2.	We note your response to comment four of our prior letter and we reissue our previous comments. Please provide for each officer, director and existing stockholder a list of entities with which pre-existing relationships exist that have priority over NRDC Acquisition with respect to presentation of a business opportunity. Describe each entity’s core business, investment strategy, portfolio, risk characteristics and structure. Any potential overlap with the company’s investment criteria should be disclosed and the severity of conflict of interest analyzed. Please revise the conflicts of interest and risk factors sections accordingly in order to present the conflicts of interest and priorities clearly. Also briefly discuss the conflicts of interests in the summary. We may have further comment.

As discussed with the Staff by telephone on October 5, 2007, the Registrant has revised the disclosure to set forth a list of entities with which pre-existing relationships exist that have priority over NRDC Acquisition with respect to presentation of a business opportunity and a summary of each entity’s core business. This disclosure has been included in the summary on pages 3-4 of the prospectus and in the conflicts of interest section on pages 83-84 of the prospectus.
3.	We note your response to comment five of our previous letter and we reissue the comment. If the right of first offer affords limited protection to NRDC Acquisition and investors, please clarify the prospectus cover page, the summary and the risk factors, as appropriate.

The Registrant has revised the disclosure in the Registration Statement to comply with the Staff’s comment.
Risk factors, page 20
4.	Your response to prior comment three appears unclear and we repeat the comment. Please add disclosure to explain why the shares purchased in the offering or in the aftermarket, which are considered part of the holdings by public stockholders, cannot be voted to influence approval of the initial business combination, as your revised risk factor indicates. In this regard, we note the disclosure under “Stockholder Approval of our Initial Business Combination” which reads, “[i]n addition, our executive officers, directors and existing stockholders have agreed that they will vote any shares they purchase in the open market in or after this offering in favor of an initial business combination.”

The Registrant has revised the disclosure in the Registration Statement on page 39 to comply with the Staff’s comment.

Mr. John Reynolds
October 10, 2007

Conversion Rights, page 72
5.	We have read your response to comment six of our last letter. Please expand your response to explain why the registrant would remain liable to pay the conversion amount even after the converting shareholders “revoke their election to convert.” In addition, your prospectus disclosure suggests that, in the event a converting shareholder sells his shares rather than transmitting them for conversion, the purchaser would also have a put right against the registrant. Please address these points. If you retain this disclosure, please add your revised response to the prospectus. If the put liability after the conversion may be material in amount, appropriate disclosure elsewhere in your filing would appear warranted.

Once a stockholder elects to revoke its election to convert, the Registrant would not remain liable to pay the conversion amount per share. Additionally, to the extent a stockholder sold its shares rather than tendering them for conversion, assuming such sale took place after the stockholder meeting to approve the initial business transaction, the subsequent purchaser would not have a put right against the Registrant for the seller’s prior election to convert. The Registrant has revised the disclosure on page 65 of the Registration Statement to clarify this point. Further, the Registrant has disclosed the maximum conversion amount payable in the event of conversion by the maximum number of stockholder for the initial business combination to be approved, but this amount will be a sum certain once all stockholders electing conversion tender their shares by the deadline for such tender as will be set forth in the proxy soliciting materials.
Part II — Exhibits
6.	Please file executed copies of agreements wherever possible. For example, please see Exhibits 10.18 (co-investment agreement) and 10.16 (placement warrant purchase agreement).

The Registrant has filed executed copies of all agreements that have been executed as of the date of filing.
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     We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Mr. John Reynolds
October 10, 2007

     Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours, /s/ Samir A. Gandhi Samir A. Gandhi

cc:	Blaise Rhodes (SEC) Cathey Baker (SEC Richard A. Baker (NRDC Acquisition Corp.) Edward F. Petrosky (Sidley Austin llp) Floyd I. Wittlin (Bingham McCutchen LLP)